English Translation

This document is executed in Indonesian Language

No. 144/AE0-AEC/FIN/13

November 27, 2013

To:

Head of the Capital Market Supervisory

Indonesian Financial Services Authority (Otoritas Jasa Keuangan or OJK)

Gedung Sumitro Djojohadikusumo Lt. 3

Kompleks Perkantoran Kemkeu RI

Jl. Lapangan Banteng Timur No. 2-4

Jakarta 10710

Re : Rating Information

Dear Sir/Madam,

Please kindly be informed of the updated ratings from Standard and Poor’s, i.e. “BB+/Watch Pos” for foreign currency LT rating and local currency LT rating (previously “BB+/Stable”), and “axBBB+/Watch Pos” for Asean scale LT rating (previously “axBBB+”) (for complete reference, please open http://www.indosat.com/About_Us/Investor_Relations ).

Thank you for your kind attention.

Sincerely,

Group Head

Corporate Secretary

signed

S. Auliana

Cc :

1.

Indonesian Capital Market Electronic Library (CaMEL)

2.

Board of Directors of Indonesia Stock Exchange

3.

PT Bank Rakyat Indonesia (Persero) Tbk, as Trustee